One TSYS Way	Paul Todd
Post Office Box 1755	Senior Executive Vice President &
Columbus, GA 31902-1755	Chief Financial Officer
+1.706.649.4261 tel

June 19, 2019

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Total System Services, Inc. (“TSYS”)
Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 21, 2019
File No. 001-10254

Dear Ms. Collins:

This letter is written in response to your Letter of Comment dated May 21, 2019 with respect to TSYS’ Annual Report on Form 10-K for the year ended December 31, 2018.  For your convenience, the Staff’s comment has been incorporated verbatim below and the Company’s response immediately follows.

Form 10-K for Fiscal Year Ended December 31, 2018

Exhibit 13.1

Results of Operations

Non-GAAP Financial Measures, page 26

1.

We note that your adjusted earnings and adjusted diluted EPS measures include an adjustment for “acquisition intangible amortization.” Excluding amortization of acquired intangible assets may result in non-GAAP measures that are based on individually tailored accounting principles. Please tell us how you considered Question 100.04 of the Non-GAAP C&DIs and why you believe these measures are useful to investors.

TSYS believes that its disclosure of non-GAAP financial measures, including adjusted earnings and adjusted diluted EPS, provides investors with important key financial

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 19, 2019

performance indicators that are utilized by management to assess TSYS’ operating results, evaluate the business and make operational decisions on a prospective, go-forward basis. Accordingly, these non-GAAP measures provide shareholders and potential investors an opportunity to see TSYS as viewed by management, to assess TSYS with the same metrics that management utilizes internally and to be able to compare such information with prior periods. TSYS has presented these non-GAAP measures on a consistent basis since 2013, the period in which the Company acquired NetSpend Holdings, Inc. (“NetSpend”).

Question 100.04 of the Non-GAAP C&DIs addresses using non-GAAP items that are “individually tailored recognition and measurement methods for financial statement line items” other than the GAAP measure itself.

The Company’s amortization of acquisition intangible assets is disclosed in its 2018 Form 10-K filing in the applicable footnotes to the consolidated financial statements (Note 7 Other Intangible Assets, Net and the amortization expense associated with acquisition technology intangibles in Note 8 Intangible Assets – Computer Software, Net).

The amortization of acquisition intangibles relates to identifiable intangible assets acquired predominately as a result of transactions accounted for as business combinations or asset acquisitions. Absent an acquisition (including acquired technology and merchant relationship intangible assets), TSYS is still able to provide its services to its customers. Additionally, the Company has not altered the amount reported from the GAAP disclosure amount (i.e., changed amortization expense or changed the estimated useful life).

Unlike other long-term operating assets such as computer equipment, furniture, licensed computer software and internally developed software which are typically replaced as the useful life comes to an end or new technology renders them obsolete, acquisition intangible assets are not necessarily replenished in the ordinary course of business. Considering that the frequency and size of acquisitions (and related intangible assets and amortization expense) vary widely across the financial technology industry, TSYS believes the exclusion of acquisition intangible asset amortization provides investors with more comparable non-GAAP financial information when evaluating TSYS as compared to the industry.

TSYS considered the following questions in its evaluation of whether the adjustment for acquisition intangible amortization is an individually tailored accounting principle as described in Question 100.4 of the Non-GAAP C&DIs:

•	Does the adjustment shift the measure from an accrual basis of accounting to a cash or modified basis of accounting?

A typical example for a tailored accounting principle under this scenario would be presenting cash receipts or billings as a proxy for revenue for a subscription-based business that recognized revenue over time.

TSYS does not believe this applies as the Company is presenting the intangible asset amortization as expensed and disclosed in the financial statements. TSYS is not adjusting the amount for timing differences or increasing/decreasing the amount that has been recorded in TSYS’ historical financial statements.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 19, 2019

•	Does the adjustment include transactions that are also reportable in another company’s financial statements?

Under this scenario, non-GAAP items such as presenting adjustments to consolidate financial results for an entity that is accounted for under the equity method, or presenting revenue, gross, as the principal in a transaction when the company is required to report revenue, net, as an agent would be considered a tailored accounting principle.

TSYS does not believe this applies as the Company is presenting the intangible asset amortization as expensed and disclosed in the financial statements.

•	Does the adjustment reflect part, but not all, of an accounting concept?

Adjusting a performance measure for the cash portion of income tax expense but not the noncash portion would be an example of a tailored accounting principle under this example.

TSYS is adjusting for all amortization expense associated with acquisition intangibles from all acquisitions and is not adjusting amortization expense for a limited or select few acquisitions.

•	Does the adjustment render the measure inconsistent with the underlying economics or ignore certain aspects of the economics?

Adjusting revenues for sales-type or direct financing leases to account for them as if they were operating leases, thus ignoring the economics of the lease agreements, would be an example of a tailored accounting principle.

TSYS does not believe this applies. When it acquires a business, the Company typically looks to expand its current service offerings or it looks to acquire a strategic investment in lines of business to expand its current client base. An acquisition will provide increases in operating revenues and expenses, as well as provide the Company an opportunity to identify expense synergies and increase operating margins.

An acquisition will also increase the intangible assets and related amortization. Typically, identifiable intangible assets represent 20-40% of the purchase price of an acquisition. These assets usually have an estimated useful life of 1-10 years. As these assets reach the end of their useful lives, the decrease in intangible amortization is sizable and could cause GAAP earnings and EPS to increase without any significant changes in the business operations.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 19, 2019

In its annual footnote disclosures in its 2018 Form 10-K filing, TSYS disclosed the amount of intangible amortization expense for the current period as well as future amortization:

Acquisition Intangible Amortization Expense (dollar amounts in millions)

Year	Note 7 Other Intangible Assets	Note 8 Intangible Assets – Acquisition Technology Intangibles	Total Acquisition Intangible Amortization	Increase (Decrease) Year Over Year
2016 (actual)	$ 163.8	$ 26.2	$ 190.0	n/a
2017 (actual)	$ 179.5	$ 28.3	$ 207.8	$ 17.8
2018 (actual)	$ 202.1	$ 34.8	$ 236.9	$ 29.1
2019 (future)	$ 178.7	$ 35.3	$ 214.0	($22.9)
2020 (future)	$ 171.9	$ 29.7	$ 201.6	($12.4)
2021 (future)	$ 151.2	$ 13.1	$ 164.3	($37.3)
2022 (future)	$ 130.9	$ 9.5	$ 140.4	($23.9)
2023 (future)	$ 62.3	$ 0.6	$ 62.9	($77.5)

n/a = not applicable

As the table indicates above for 2019, absent any new acquisitions, TSYS would expect to see a reduction of $22.9 million in intangible acquisition amortization expense as compared to 2018, which will result in an increase in GAAP earnings without any change in the operations of the business. Further, beginning in 2019, the growth in GAAP earnings will be higher than non-GAAP earnings based on the year over year decrease in acquisition intangible amortization expense. The decrease in intangible acquisition amortization expense would not be consistent with the underlying economics or aspects of the economics of the Company’s operations.  As mentioned earlier, TSYS has presented these non-GAAP measures on a consistent basis since 2013, the period in which the Company acquired NetSpend.

TSYS does not believe the adjustment for acquisition intangible amortization meets the criteria in any of the above questions. As such, the exclusion for intangible acquisition amortization should not be considered an individually tailored recognition and measurement method.

Rule 100(b) of Regulation G requires a registrant to not make a non-GAAP financial measure public that “contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.” As discussed in the preceding paragraph, the Company does not believe the adjustment for “acquisition intangible amortization” is an untrue statement of a material fact or omission that results in a misleading presentation.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 19, 2019

Additionally, while TSYS is including revenues related to acquisitions in its non-GAAP measures, the Company’s non-GAAP measures also include the cost of services directly related to those revenues. In measuring its performance and compensating its management, TSYS evaluates the Company’s results without acquisition intangible amortization. Amortization of acquisition intangible assets is an expense that is not allocated to TSYS’ operating segments and is not part of the evaluation of the performance of TSYS’ operating segments (Note 21 Segment Reporting, including Geographic Area Data and Major Customers). Consequently, the exclusion of the amortization of acquisition intangible assets from adjusted earnings and adjusted diluted EPS allows investors to align TSYS’ operating segment results (GAAP basis) with TSYS’ consolidated results (non-GAAP basis).

Other reasons why TSYS presents its use of its non-GAAP measures excluding intangible acquisition amortization include:

•	TSYS’ management evaluates its performance and achievement of financial objectives through the use of its non-GAAP measures excluding intangible acquisition amortization.
•	Management presents these measures to the investing public as a way for them to see the business through management’s eyes.
•	TSYS’ management also uses the non-GAAP measure to allocate resources, such as the allocation of investment funds, hiring additional staff, etc.
•	TSYS’ management’s compensation and incentive plans are based upon achieving defined levels of the non-GAAP measure.
•

TSYS’ management uses them to present to investors, analysts, and others who find non-GAAP information useful for a variety of reasons; for example, the information may provide meaningful insight into items affecting a company’s performance and comparability of results to others in the industry.

•	TSYS’ forecasts and budget used by management are based on non-GAAP measures.
•	TSYS evaluates potential acquisition targets based upon certain non-GAAP measures.
•	TSYS also notes that a similar non-GAAP adjustment is utilized by many of its industry peers.

As discussed in this response, TSYS does not believe the adjustment for acquisition intangible amortization meets the criteria of an individually tailored accounting principle and measurement method as described in Question 100.04 of the Non-GAAP C&DIs. The Company has not altered the amount reported from the GAAP disclosure amount (i.e. changed amortization expense or changed the estimated useful life). Considering that the frequency and size of acquisitions (and related intangible assets and amortization expense) vary widely across the financial technology industry, TSYS believes the exclusion of acquisition intangible asset amortization provides investors with more comparable non-GAAP financial information when evaluating TSYS as compared to the industry. Lastly, adjusted earnings and adjusted diluted EPS are performance measures utilized by management to assess TSYS’ operating results, evaluate the business and make operational decisions.

Ms. Kathleen Collins

United States Securities and Exchange Commission

June 19, 2019

If you have questions or wish to discuss any aspect of our response, please contact me at 706-649-4261.

Sincerely,

/s/ Paul M. Todd
Paul M. Todd
Senior Executive Vice President
& Chief Financial Officer

cc	Frank Knapp, Staff Accountant
Melissa Kindelan, Staff Accountant